United States securities and exchange commission logo





                              August 5, 2022

       Ahmed Fattouh
       Chairman and Chief Executive Officer
       InterPrivate II Acquisition Corp.
       1350 Avenue of the Americas, 2nd Floor
       New York, New York 10019

                                                        Re: InterPrivate II
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 8, 2022
                                                            File No. 333-266054

       Dear Mr. Fattouh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 8, 2022

       Questions and Answers About the Special Meeting of InterPrivate II Stockholders and the
       Related Proposals, page 9

   1. We note your disclosure throughout the proxy statement/prospectus that the business combination
contemplates a PIPE financing. Please add a new question and answer to discuss the PIPE
financing. The discussion should address its overall size and pricing, as well as any potential
dilutive impact it will have on public stockholders' equity stake and voting power. Please
also address how a PIPE financing would impact the merger
                                                        consideration and
valuation of Getaround, as it appears that you have allocated to a potential PIPE
financing 8,333,333 shares of the 80,000,000 to be issued as consideration at closing. Please also
discuss the extent that you deem this protection structure
                                                        as atypical.
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
August 5, 2022
Page 2
2. We note your disclosure throughout the proxy statement/prospectus that the parties have designated certain sponsor warrants and certain escrow shares for re-allocation to incentivize public stockholders not to redeem their shares in connection with the business combination. Please add a new question and answer to discuss the re-allocation terms and include the aggregate amount that may be re-allocated to public stockholders, as well as a discussion of mechanics of such re-allocation and how this impacts the contemplated merger consideration.
Q: What will Getaround equityholders receive in the Business Combination?, page
11

3. We note your disclosure that the "aggregate transaction consideration will be allocated among the holders of shares of Getaround Common Stock . . . ." We also note that,
         according to exhibit 107, it appears that you contemplate issuing the majority of the
         91,212,263 shares being registered to, among other holders, "certain non-consenting security holders of Getaround," and that you are also proposing to register all 45,000 earnout shares that may be issued in connection with the business combination. Please revise your disclosure here to clarify which shares are being offered pursuant to this registration statement and to whom, as opposed to any shares offered pursuant to a private placement exemption, and clarify any differences between what the non-consenting holders, the Key Getaround Stockholders and Legacy Holders are receiving. Please make conforming changes throughout the proxy statement/prospectus in appropriate places. For guidance regarding the staff's views on the registration of offers and sales where lock-up agreements are used, please refer to Question 239.13 of the staff's Securities Act Sections
         Compliance and Disclosure Interpretations.
Q: How much dilution may non-redeeming InterPrivate II stockholders experience
.. . . ?, page 13

4. We note your disclosure that "the residual equity value owned by non-redeeming stockholders, taking into account the respective redemption amounts, is
       assumed to remain the deemed value of $10.00 per share." Please revise to take into account the impact of the money in the trust account based on redemptions and the post-
       transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of the earnout shares and the issuance of shares under the new incentive plan and employee stock purchase plan under
       eachLastNameAhmed
FirstName    redemption scenario.
                               Fattouh
Comapany
5.          NameInterPrivate
       Please  revise your tableIItoAcquisition Corp.
                                     also account for the Working Capital Loans
and Sponsor
AugustConvertible
        5, 2022 Page Promissory
                       2          Note as additional dilution sources.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  3 5, 2022 Page 3
FirstName LastName
Q: Will InterPrivate II obtain new financing in connection with the Business Combination?, page
17

6. Please highlight the conversion price of the Convertible Notes and the Getaround 2022
         Bridge Notes and discuss the differences between such conversion prices and the price that Interprivate II public stockholders paid for their units at the closing of the IPO.
Risk Factors
Risks Related to Getaround   s Business and Industry
"We have a limited operating history . . . ", page 55

7. Please tell us why you consider your company to "have a limited operating history" in light of your inception in 2011. Alternatively, please revise your risk factor heading to reflect that that you have been established since 2011.
"The manufacture, installation and operation of the Getaround Connect IoT devices is highly dependent upon third party suppliers . . . ", page 60

8. Please tell us whether any of your supplier, technology and service provider, strategic partner (e.g., Uber), government, real estate, manufacturer or other partner (e.g., OEMs such as Toyota) relationships are material to your business and, to the extent such relationships are material, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in the prospectus. In this regard, we also note your disclosure in your investor presentation that you signed pilot agreements with a large EU OEM and with Toyota in 2020 and 2021, respectively. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Risks Related to InterPrivate II and the Business Combination
"InterPrivate II stockholders will have a reduced ownership and voting interest
.. . . ", page 97

9. Here and elsewhere, as applicable, please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all convertible securities, including the warrants that will be convertible into common stock. Please also address whether the public stockholders will be further diluted if the parties obtain PIPE financing.
"New Getaround may redeem your unexpired InterPrivate II Warrants prior to their exercise at a time that is disadvantageous to you . . . ", page 110

10. Please highlight the material differences between the public warrants and the private warrants, particularly by disclosing that New Getaround cannot redeem the private warrants held by the sponsor or its permitted transferees subject to certain exceptions, as you discuss on page 344. Please also briefly describe the exceptions pursuant to which the registrant may redeem such private warrants. Last, clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
August 5, 2022
Page 4
         warrants, and clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risks Related to Ownership of New Getaround Common Stock Following the Business Combination, page 113

11. Please include a risk factor discussing the risks associated with the exclusive forum provision in the warrant agreement, including increased costs to bring a claim and the potential that the provision will discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Unaudited Pro Forma Condensed Combined Financial Information, page 123

12. To the extent necessary, please revise your unaudited pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions, as applicable, in light of the forfeiture by each of Morgan Stanley, Goldman Sachs and BofA
         Securities of certain fees deferred and/or fees expected to be incurred. In this regard, we note your disclosure that the transaction costs here include "deferred
underwriter   s fees
         during InterPrivate II   s IPO and deferred legal fees incurred by
Getaround, expected to be
         incurred in connection with the Business Combination."
The Background of the Business Combination, page 148

13. Please elaborate on the "difference in expectations between InterPrivate II and Company
         C," and also further explain why InterPrivate II did not pursue a transaction with
         Company D due to its status as an "early stage" company as well as "concerns regarding the timing of any transaction." During the period from October 2021 through January
         2022, please also address whether you entered into any confidentiality agreements other than the one with Company E and whether you submitted any letters of intent other than the one submitted to Getaround.
14. We note your disclosure that "InterPrivate II proposed the reduction in the enterprise value due to its assessment of intrinsic value of the company, which incorporated: a changing equity market environment, a reduction in the valuation of comparable companies, and feedback from prospective PIPE investors," as well as your disclosure that
       "the valuation methodology was based on Getaround   s pre-money
enterprise value on a
       cash-free, debt-free basis and based upon Getaround   s estimated
balance sheet as of
       December 31, 2021." We also note a press report indicating that the pre-money $900 million value was based on a multiple of Getaround's 2023E revenue. Please revise your discussion of the valuation to clarify how the comparable public company analysis (as
FirstName LastNameAhmed Fattouh
       discussed on page 166) was utilized in your valuation methodology. Please also tell us
Comapany    NameInterPrivate
       whether                 II Acquisition
                the valuation took            Corp.
                                   into account  Getaround's projections and
revise your
Augustdisclosure  to the
        5, 2022 Page  4 extent necessary.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  5 5, 2022 Page 5
FirstName LastName
15. Please provide a more robust discussion of the roles that the financial advisors (including
         LionTree, Goldman Sachs and BofA Securities and its affiliates) played in the transaction negotiations and valuation discussions. In particular, please provide greater detail about the role, if any, that LionTree played in the financial due diligence and valuation of
         Getaround.
16. We note your disclosure on page 154 that "the Sponsor would reallocate 90% of its
         Private Warrants if necessary to incentivize additional equity or debt financing (including a PIPE) or to incentivize Public Stockholders not to redeem at closing." Your disclosure on page 157 notes that the parties further discussed the "mechanics and timeline of re-
         allocation or forfeiture of 90% of the Sponsor   s Private Warrants."
Please revise to clarify
         whether the agreed-upon term involves the option of either a re-allocation or a forfeiture, or if it solely contemplates a re-allocation. With respect to the allocation of the sponsor's private warrants, please provide a more robust discussion detailing the mechanics of how such shares would be re-allocated and to whom (e.g., non-redeeming public stockholders or PIPE investors), and address how the parties will determine whether this re-allocation occurs and how the parties will determine the final amount of warrants to be re-allocated.
         In revising your discussion, explain the reason for such reallocation and its significance, as well as each party's initial position and how you determined to restrict the re-allocation to solely the sponsor's private warrants and not the private warrants held by other holders
         (e.g., EarlyBirdCapital).
17. Please provide a more robust discussion of the negotiation of the escrow share terms, including the re-allocation provision, the PIPE protection share provision, how the parties determined the 1,000,000 and 8,333,333 amounts, and how the parties will determine the amount to allocate to non-redeeming public stockholders compared to the Getaround stockholders, if necessary. Address whether the parties considered a structure upon which the parties enter into the merger agreement without allocating any portion of the merger consideration shares for an additional PIPE, and also address whether the parties considered other terms or mechanisms to preserve the ability to pursue a PIPE or include incentives for public stockholders to not redeem. Last, include a discussion of the mechanics of the re-allocation distribution as well as the reasons for this potential re-
         allocation, and address how this and the potential PIPE impacts the value received by the
         Getaround stockholders, given that it appears to permit the parties to reduce the share consideration received by the target.
InterPrivate II's Board of Directors' Reasons for the Approval of the Business Combination, page
161

18. We note your disclosure that Interprivate II's board considered Getaround's certain unaudited prospective financial information when considering the reasonableness of the aggregate consideration. We also note your disclosure that "[a]t the time the prospective financial information was prepared, the Business Combination was expected to have closed in the first quarter of 2022" and that "Getaround has determined that the
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  6 5, 2022 Page 6
FirstName LastName
         assumptions on which the unaudited prospective financial information were based are no longer accurate." Please revise to address what consideration the board gave to the accuracy of the projections at the time of approving the transaction on May 10, 2022, given that they were prepared with an expectation of closing in the first quarter of 2022 but the parties signed the merger agreement after the first quarter of 2022. In particular, please discuss what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.
Certain Unaudited Prospective Financial Information of Getaround, page 169

19. Please disclose how and why the timeframe leading out to the 2026 forecasted financial information was selected.
Interests of InterPrivate II's Directors and Officers in the Business Combination, page 172

20. We note your disclosure of the aggregate market value of the sponsor's at-risk shares and warrants, as well as the value of the at-risk shares held by your independent directors.
         Additionally, please quantify the total aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. In addition to the current value of securities held, the amount should include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. In this regard, please include the Working Capital
         Loans and the Sponsor Convertible Promissory Note in such amount.
21. Please highlight the risk that the sponsor and your directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 174

22. We note your disclosure that "[e]ach of Goldman Sachs and BofA Securities . . . have disclaimed any responsibility for any portion of this proxy statement/prospectus or the
         Registration Statement of which this proxy statement/prospectus forms a part." Please tell us whether each of Morgan Stanley, Goldman Sachs and BofA Securities or its
         affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the projected financial information of
         Getaround. If any of the firms were involved in preparing disclosure, please also revise your risk factor on page 106 to describe the role in connection with the preparation of the registration statement and the valuation of Getaround and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  7 5, 2022 Page 7
FirstName LastName
23. Please disclose whether each of Goldman Sachs and BofA Securities or its affiliates assisted in the preparation or review of any materials reviewed by Interprivate II's board of directors or management as part of their services to Getaround and whether such firms have withdrawn its association with those materials and notified Interprivate II of such disassociation. For context, include that there are similar circumstances in which a financial institution is named (e.g., LionTree) and continues to be associated with the transaction, and that Goldman Sachs and BofA Securiteis' resignation indicates it is not willing to have the liability associated with such work in this transaction.
24. Please provide us with any correspondence between Getaround and each of Goldman
         Sachs BofA Securities and its affiliates relating to the resignation of Goldman Sachs and
         BofA Securities and its affiliates as financial advisors and co-placement agents.
25. Please provide us with the financial advisor and co-placement agent engagement letters between Getaround and each of Goldman Sachs and BofA Securiteis and its affiliates.
         Please disclose any ongoing obligations of Getaround pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on
         Getaround in the registration statement.
26. Please provide us with a letter from each of Goldman Sachs and BofA Securities and its affiliates stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such firms and they either agree or do not agree with the conclusions and the risks associated with such outcome. If either of the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.
         Additionally, please indicate that the firms refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each of
         Goldman Sachs and BofA Securities and its affiliates performed substantially all the work to earn its fees. In this regard, we note your disclosure that "no such fees or expense reimbursements were owed as of the date of resignation," but we also note your disclosure that "the services to be provided by each of . . . Goldman Sachs and BofA Securities were complete at the time of the resignations."
27. We note your disclosure "that the services to be provided by each of Morgan Stanley,
         Goldman Sachs and BofA Securities were complete at the time of the resignations and with respect to Goldman Sachs and BofA acting as placement agents, given the limited scope of their engagement as co-placement agents in a potential PIPE Investment that did not move forward." If any of the firms would have played a role in the closing, please revise to identify the party who will be filling such firm's role.
28.      Please quantify the fees owed with respect to "BofA Securities right to reimbursement of
         expenses in its capacity as financial advisor to Getaround in the Business Combination."
         We also note your disclosure that no other "fees or expense reimbursements were owed as
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  8 5, 2022 Page 8
FirstName LastName
         of the date of resignation" of each of Goldman Sachs and BofA Securities with respect to their roles as co-placement agents and roles as financial advisors. Please disclose any fees that would have been due to such firms in connection with their roles as financial advisors and co-placement agents.
29. Please describe what relationship existed between Morgan Stanley and Interprivate II after the close of the IPO, including any financial or merger-related advisory services conducted by Morgan Stanley. For example, clarify whether Morgan Stanley had any role in the identification or evaluation of business combination targets and also clarify
         Interprivate II's current relationship with Morgan Stanley. In this regard, we note your disclosure on pages 151 and 152 that Morgan Stanley was involved in the discussions with Company A and Company E.
30. Please tell us whether you are aware of any disagreements with Morgan Stanley regarding the disclosure in your registration statement. We also note your disclosure that "Morgan
         Stanley waived any entitlement to its portion of the deferred business combination marketing fee that accrued from its participation in the IPO in the amount of $4,528,125 and reimbursement of expenses that would be paid upon the closing of the Business
         Combination." Clarify the unusual nature of such a fee waiver and disclose whether
         Morgan Stanley provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Morgan Stanley was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure on page 106 to explicitly clarify that
         Morgan Stanley has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
31. Please revise to provide a reasonable basis for InterPrivate II's understanding "that other financial advisory firms, including Morgan Stanley, Goldman Sachs and BofA Securities, have withdrawn or are seeking to withdraw from a number of similar pending transactions as part of a broader market reaction to potential regulatory uncertainty regarding special purpose acquisition companies." Also disclose whether Morgan Stanley, Goldman Sachs and BofA Securities and its affiliates agree with such characterization. Alternatively, please remove such statement.
Potential Actions to Secure Requisite Stockholder Approvals, page 176

32.      We note your disclosure that the "Sponsor and InterPrivate II   s
directors, officers,
         advisors or their affiliates may privately negotiate transactions to purchase shares of
         Class A Stock prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for cash . . . ." We also note your disclosure on page 101
         that "[t]he purpose of such purchases could be to vote such shares in favor of the Business
         Combination and thereby increase the likelihood of obtaining stockholder approval of the
         Business Combination, where it appears that such requirement would otherwise not be met . . . ." With respect to these transactions, please address the following issues:
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  9 5, 2022 Page 9
FirstName LastName
                Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;

                Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

                Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights;

                Confirm that you will disclose in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following: (1) the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price; (2) the purpose of the purchases by the
              SPAC sponsor or its affiliates; (3) the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved; (3) the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and (4) the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer. For guidance, see Tender
              Offers and Schedules Compliance and Disclosure Interpretations Question 166.01,
              available on our public website. Make conforming changes throughout your filing, including to your risk factor on page 114.
Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 201

33. Please summarize the material U.S. federal income tax consequences relating to the merger and file a related tax opinion. In this regard, we note that your disclosure and the anticipated tax opinion appear to only address the consequences of the redemption, but the agreement and plan of merger attached to the proxy statement/prospectus as Annex A states that "for U.S. federal income tax purposes . . . , each of the Parties intends that the
         First Merger and the Second Merger, taken together, will constitute an integrated
         transaction that qualifies as a    reorganization    within the
meaning of Section 368(a) of the
         Code . . . , and that this Agreement be, and hereby is, adopted as a plan of
         reorganization    for the purposes of Section 368 of the Code and
Treasury
         Regulations Section 1.368-2(g)." Please refer to Items (3)(k) and
(4)(a)(6) of Form S-
         4, Item 601(b)(8) of Regulation SK and Section III.A.2 of Staff Legal Bulletin 19.
Information about Getaround, page 241

34. In the fourth paragraph on page 240 you disclose Trip Contribution Margin, a non-GAAP financial measure, without its most directly comparable GAAP financial measure, a fully loaded GAAP gross profit margin. Please revise to disclose the most directly comparable
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  105, 2022 Page 10
FirstName LastName
         GAAP financial measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A)
         of Regulation S-K.
35. Please revise your disclosure to clearly attribute each market and industry statement to a source. As example only, revise your reference to "a 2022 survey of U.S. adults" to identify the relevant source, and also attribute sources to your statements discussing the
         "average price of a new [and used] car" and the "2019 estimated cost of operating a car."
         Additionally, we note that you do not cite all the relevant sources highlighted in the section entitled "Market and Industry Data" on page 8 (e.g., the sources from Mineta
         Transportation Institute, the Transportation Research Record and Transfers Magazine).
         Revise to clarify the instances in which you rely on such sources in the proxy statement/prospectus. Last, in instances where you rely on "public data" or "the estimated number of licensed drivers," also revise to attribute a particular source to such statements.
36. Please define "unique guest," "active cars" and "connected cars," and in particular revise to clarify how active cars differ from connected cars. Also revise to clarify your reference to "legacy cars" on page 250 and disclose how such term fits into your active and connected car metrics. Last, to the extent that your metrics pertaining to "repeat guest bookings," "first-time guest conversion," "active repeat users," "customer lifetime," your
         "existing cohorts," "returning guest repeat rates" as well as other metrics highlighted in your investor presentation are material to your business, please describe how you measure such metrics. In this regard, we note your disclosure in your investor presentation highlighting data metrics, including lifetime value and the GBV of repeat guests and certain cohorts, the conversion of new hosts to powerhosts by cohort year, direct marketing spend. return-on-ad-spend data and guest revenue retention rates,
37. We also note your statement that you "believe [y]our marketplace hosts the largest number of cars of any carsharing marketplace." Please revise to address whether this is based on your number of "connected" cars and address whether you are basing your marketplace position on other metrics. To the extent that you are relying on "connected"
         cars, please quantify the amount of connected cars compared to active cars to provide shareholders with additional context for your position in the market. Also clarify whether cars can be "connected" but not shared on your marketplace, as we note your disclosure on page 59 that "[h]osts may also use our technology to replicate the experience offered by our marketplace on competing platforms without sharing their vehicles with us."
38. We note your disclosure on page 60 that a "substantial portion of our overall revenue depends on hosts who share multiple vehicles in our marketplace, whom we refer to as
         Powerhosts." Please disclose this here, and to the extent that a material portion of your revenue is dependent on such Powerhosts, please include a breakdown of such revenue to provide shareholders with additional context regarding your revenue model. In this regard, we note your disclosure in your investor presentation that you attributed 71% of your GBV to powerhosts from 2020 to 2021.
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
August 5, 2022
Page 11
39. Please provide a more robust discussion of your dynamic pricing model and how the price
         "is determined based on local supply and demand dynamics and trip-related risk profiles."
         In revising your discussion, discuss your risk scoring in more detail, as you discuss on page 78.
Our Social and Environmental Impact, page 258

40. We note your disclosure that you "believe Getaround helps decrease car pollution and emissions by increasing carsharing which, in turn, causes consumers to reduce their vehicle miles traveled." We also note your disclosure in your investor presentation that
         100 pounds of carbon dioxide is "eliminated for 1M Getaround cars," and it appears that you estimated such amount based on an "EPA estimate of average passenger car emissions." Please advise us what consideration you gave to providing the same type of climate-related disclosure here as you provided in your investor presentation, as the disclosure in your investor presentation appears more expansive. Regulatory Approach
Insurance, page 259

41. We note your disclosure that "Getaround provides or facilitates the provision of insurance coverage for trips that meets or exceeds the legal requirements in every jurisdiction in which it operates." Please discuss in greater detail the regulatory landscape for your insurance offerings in the jurisdictions in which you operate. Include a discussion of the material effects that compliance with these regulations may have upon your capital expenditures, earnings and competitive position.
Getaround Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 274

42. Please revise to explain the difference between "longer trip bookings" compared to
         "multiple shorter Trips," as we note that you rely on this distinction when explaining the changes in gross booking value, number of trips, net marketplace value and revenue throughout this section.
43. Please tell us whether you have been impacted by recent interest rate increases, and to the extent applicable, identify the impact of recent interest rate increases on your operations, how your business has been affected and in particular the impact on your borrowing costs, and whether such costs have recently increased or are expected to increase. Also address your ability to pass along your increased costs to your customers and whether you expect decreases in sales and bookings volumes, given consumer's increased cost of financing.
FirstName LastNameAhmed Fattouh
       Please also address the impact on your financial condition, including your balance
Comapany    NameInterPrivate
       sheet.                  II Acquisition
              In this regard, given             Corp.
                                     rising rates, describe any resulting
impact on your long-term
Augustdebt  and Page
        5, 2022 expand 11 your disclosure to describe how you are funding these additional costs.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  125, 2022 Page 12
FirstName LastName
Key Business Metrics and Non-GAAP Financial Measures, page 277

44. We note your discussion and presentation of key business metrics and non-GAAP financial measures precedes your discussion and presentation of operations on a GAAP basis. Please tell us your consideration of Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
Key Business Metrics
Gross Booking Value, page 277

45. Please tell us and revise to clarify whether any pass-through fees and taxes are included in this key business metric.
Non-GAAP Financial Measures
Trip Contribution Profit and Trip Contribution Margin, page 280

46. You present Trip Contribution Profit and Trip Contribution Margin as non-GAAP
         financial measures and reconcile these measures to service revenue. Please revise to reconcile to a fully loaded GAAP gross profit or tell us why you believe service revenue is the most directly comparable GAAP measure. Refer to Item
10(e)(1)(i)(B) of Regulation
         S-K.
Adjusted EBITDA, page 281

47. We note your disclosure in your investor presentation that your top 20 cities in aggregate are EBITDA positive. Please tell us what consideration you gave to presenting your adjusted EBITDA by certain cities, as we note your disclosure here highlights your historical EBITDA losses but your investor presentation highlights EBITDA as a "proven path to profitability."
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
Total Revenues, page 291

48. Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the increase in service revenue during fiscal 2021 as compared to fiscal 2020 was primarily due to continued improvements in gross booking value per trip and effective dynamic pricing.
49. We note that revenue increases for the year ended December 31, 2021 and the three months ended March 31, 2022 were primarily driven by product improvements to capture longer trip bookings. Please explain what "capture longer trip bookings" means and how it resulted in increased revenue.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  135, 2022 Page 13
FirstName LastName
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 299

50. Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of SEC Release No. 33-8350 for guidance.
         Please revise your disclosure accordingly.
Quantitative and Qualitative Disclosures About Market Risk, page 303

51. We note your disclosure that you "do not believe that inflation has had a material effect on our business, results of operations or financial condition." In addition to inflationary pressure, please update to reflect increasing gas prices and supply chain disruptions to the extent that they have materially impacted your operations. In this regard, we note that you disclose on page 241 that gas prices in 2019 were "substantially lower than those as of
         March 31, 2022," as well as your disclosure on page 57 that "increases in the price of gasoline or overall inflation may cause guests to decrease their travel or choose alternative or lower cost methods of transportation than our offering." We also note your disclosure on page 61 that the global semiconductor supply chain shortage and limited inventory of new and used vehicles has increased prices and may impact your vehicle supply.
Security Ownership of Certain Beneficial Owners and Management of InterPrivate II, page 364

52. Please disclose in footnote (9) the natural persons with investment and/or voting control over the Convertible Notes Subscriber.
InterPrivate II Acquisition Corp.
Notes to Condensed Financial Statements
Note 5. Related Party Transactions
Convertible Promissory Note - Related Party, page F-14

53. You disclose there was $197,518 outstanding under the Convertible Promissory Note which is reported in related party payables. In this regard, the total related party payable balance as of March 31, 2022 is $207,785. Please tell us whether the difference between these two balances is the outstanding Working Capital Loans. If so, please revise to clarify your disclosures on pages F-14 and F-15. In addition, revise to disclose the relevant terms of your Working Capital Loans and the outstanding balances for the periods presented on page 331.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  145, 2022 Page 14
FirstName LastName
Getaround, Inc.
Consolidated Balance Sheets, page F-68

54. On page F-108 you disclose the convertible preferred stocks are redeemable at the option of the holder in certain situations. Please revise the descriptions of the convertible preferred stocks on the balance sheet and in the notes to include the word "redeemable."
         Make corresponding changes in the interim financial statements and the related notes.
Notes to Consolidated Financial Statements
General, page F-74

55. Please revise to disclose the total research and development expenses for the periods presented. Refer to ASC 730-10-50-1.
56. We note that you install host cars with devices to connect to your network. Please tell us more about these devices, including whether hosts are charged a fee for the device, what happens if the host no longer wants to make their vehicle available on your marketplace, and the accounting treatment for the related costs.
Revenue Recognition
Service Revenue, page F-79

57. On page 64, you disclose that you use a combination of third-party insurance and self-
         insurance to cover various business and operations-related risks, including coverage for both hosts and guests. Please tell us whether you use self-insurance to provide insurance coverage for your hosts and guests. If so, please revise to disclose your revenue recognition policy for insurance coverage provided through self-insurance. In addition, please revise to clarify whether insurance coverage within the United States is deemed to be a distinct performance obligations and whether it is included in rental fees. Finally, please tell us your revenue recognition policy for protection plans you provide to guests as disclosed on page 253 and the related amount of revenue recognized for each period.
58. We note per the risk factor on page 66 that you have an agreement with Uber that provides vehicles on your marketplace to their drivers. If material, and different from the revenue model on page 277, please disclose the related revenue recognition policy.
59. We note that service revenue is comprised of several components, including trip-related fees and insurance fees. Please tell us your consideration of providing disaggregated service revenue pursuant to ASC 606-10-50-5, or quantifying the related components in your MD&A discussion on revenue results.
2. Summary of Significant Accounting Policies
Cost and Expenses, page F-80

60. We note that you expect to continue making significant investments in your business and host and guest community, including improvements to your connected car technology.
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
August 5, 2022
Page 15
         However, based on your cost of revenue policy, it appears that the only technology or platform costs included in cost of revenue are server hosting charges. Please tell us whether cost of revenue includes any additional costs to maintain or enhance your platform. Additionally, tell us how you differentiate the costs included in operations and support and technology and product development from cost of revenue.
5. Revenue, page F-90

61. Please revise to disclose the opening balances for your contract assets and liabilities.
         Refer to ASC 606-10-50-8(a).
8. Goodwill and Other Intangible Assets, Net
Goodwill, page F-92

62. On page 71 you disclose you have determined in the past that a significant impairment had occurred in the value of your goodwill. Please revise to disclose any accumulated impairment losses at the beginning and the end of the periods presented. Refer to ASC
         350-20-50-1(a) and (h).
63. We note that goodwill comprises a significant portion of total assets. We also note that the company expects operating losses and negative cash flows to continue for the foreseeable future. Please tell us how you determined that there have been no impairments of goodwill for the years ended December 31, 2021 and 2020.
15. Stock-Based Compensation
Stockholder Notes, page F-113

64. We note you recorded three stockholder note receivables as a component of stockholders'
         equity. Please tell us and revise to disclose, in sufficient detail, how you determined the stockholder note receivables were a component of equity, including your accounting treatment of related call options. Cite relevant accounting guidance you utilized in your conclusion.
16. Warrants, page F-114

65. Given its significance, please provide tabular disclosure showing the number of outstanding warrants and related liability balances by types of stock and issuance events as of the periods presented.

19. Related-Party Transactions, page F-117
FirstName LastNameAhmed Fattouh
66. Please revise to either disclose or provide a cross-reference for your stockholder notes
Comapany
       withNameInterPrivate
            your founders andIIboard
                                  Acquisition Corp.
                                       members.   In addition, revise to
disclose all relevant
Augustinformation
        5, 2022 Pageregarding
                      15       your stockholder notes on page 304.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany
August      NameInterPrivate II Acquisition Corp.
        5, 2022
August
Page  165, 2022 Page 16
FirstName LastName
Exhibit Index, page II-2

67. Please file the Getaround 2021 Bridge Note Purchase Agreement, dated as of May 24,
         2022, as well as the form of note that you have used to issue the Getaround 2021 Brige
         Notes pursuant to such agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Laurie L. Green